ALLIED GOLD LIMITED

ACN 104 855 067

28 July 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
PO Box H224 Australia Square
SYDNEY NSW 2000

Dear Sir

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"

CAPITAL AND OPERATING BUDGET REVIEWS COMPLETED
PROJECT DEVELOPMENT PROCEEDING ON TRACK

HIGHLIGHTS

- **Recovered gold increased by 107,000 ounces to 692,000 ounces**
- **Aerial Rope Conveyor ore delivery system confirmed to significantly enhance operating efficiency and cost**
- **Optimised average throughput increased to 2.2 Mtpa resulting in increased average annual gold production to 84,000 oz**
- **Estimated operating cash surplus increased to US$139 million at gold price of US$550**
- **Company remains fully funded for Project Development**
- **Targeted first gold production third quarter 2007**

Allied Gold Limited ("Allied") is pleased to announce that in conjunction with its design EPCM Engineer Intermet Engineering Limited ("Intermet") an updated Capital and Operating cost estimate for the Simberi Oxide Gold Project has now been completed.

Key project fundamentals based on US$550/oz gold price and exchange rate A$1 = US$0.75 are;

• Life of mine	**8.2 years**
• Average annual mining rate	**2.2 Mtpa at 1.37 g/t gold**
• Annual gold production	**84,000 oz**
• Estimated operating cash cost	**US$306 per oz**
• Estimated capital cost	**US$60 million (including contingency)**

Unit 15, Level 1, 51 – 53 Kewdale Road, Welshpool, Wester Australia 6106
PO Box 235, Welshpool DC 4894
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

Indicative Financial Analysis (using gold price inputs of US$550 and US$600);

	US$550	US$600
▪ **NPV *(discount rate 8%)***	**US$58 million**	**US$82 million**
▪ **IRR**	**29%**	**36%**
▪ **Operating cash surplus**	**US$139 million**	**US$163 million**

Project financial analysis is based on open pit optimistations using gold price inputs of US$350 to US$550 per ounce and is prepared on a pre-tax, ungeared and unhedged basis. The project economics are expected to be further enhanced by the use of debt financing and the implementation of a flat forward gold hedging program.

DISCUSSION OF RESULTS

Project Development Summary

The Simberi Oxide Gold Project is located in the New Ireland Province of eastern Papua New Guinea, approximately 60kms north-west of the Lihir Gold Mine.

The Simberi Oxide Gold Project is a Stage 1 open-pit mining project which will extract ore from seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island. After the initial delivery of ore by trucking for plant commissioning, ore delivery will be facilitated by an aerial rope conveyor to a conventional carbon in leach processing facility.

A recent review and optimisation of project capital, construction, owners and pre production costs as well as operating costs has been carried out and concluded by Allied Gold Limited and Intermet Engineering Limited.

The review and optimisation resulted in an increase in project capital construction and owners and pre production costs from US$43.7 million to US$60 million. Cost and capacity pressures continued to effect project developments in the mining resource sector. Tight labour markets and shortages of equipment and supplies have driven up costs and in some instances impacted project schedules. The increased capital costs are symptomatic of current market conditions and are beyond the control of the Company. The increase in average cash operating cost to US$306 / ounce is a direct result of increased fuel, chemical reagent and labour costs.

Despite the increases in capital and operating costs, the Board is confident that the project fundamentals and economics are sound and deliver the necessary returns on investment.

Furthermore, an increase of up to 10% has been achieved in name plate plant throughput. This has resulted in an optimised **2.2 Mtpa plant throughput from a name plate capacity plant of 2 Mtpa**. Allowances in the plant design will enable potential future increases above the name plate capacity.

The ore delivery system from the Sorowar pit will be undertaken utilising an **aerial rope conveyor supplied by Doppelmayr of Austria, with a capacity of 3.9 Mtpa**. Infrastructure works including camp and earthworks associated with roads, airstrip and wharf have continued and in conjunction with this, design and preparatory work have continued to the point where major commitments have been made and will follow over the coming weeks:

- *Plant*

Intermet Engineering have continued the plant design work (22% complete) and the plant layout and process flow sheet has been finalised. This has allowed procurement to commence and in this regard:

- The ball mill has been purchased and refurbishment is underway
- The steel fabrication contractor commitment has been awarded
- LV motor, reclaim feeder, sizer and crusher supply orders have been placed
- The power station supply order was placed in June
- Aerial rope conveyor order is under final contract review
- The majority of long lead time items have been identified and are being sourced
- Finalisation of the process design flow chart

- *Ore Transportation*

Surveying has been carried out to progress and optimise the installation of an aerial rope conveyor ore delivery system. Negotiations were undertaken with the supplier last week and an order is anticipated to be placed during the coming week. The rope conveyor is 2.7 km long, travels at 3.3 m/s and has the capacity to deliver ore at the rate of 3.9Mtpa.

The Doppelmayr aerial rope conveyor system incorporates state of the art design and provides all weather delivery of ore from the Sorowar ROM direct to the processing plant. The conveying system also provides environmental benefits over other means of transport by way of reduced clearing (compared to road or slurry transportation) and it generates excess power that is used to supplement the plant. Importantly, the aerial rope conveyor offers significant operating and maintenance cost benefits.

- *Support Infrastructure*

Project support infrastructure works were commenced in April and are ongoing to enable commencement of the main construction phase of project development in the final quarter of this year. Infrastructure under construction includes:

- 125 man temporary / permanent camp construction which commenced in June and will be completed during August / September
- Island runway upgrade for Dash 8 size aircraft will be completed in August
- Wharf construction and design has commenced under a Design & Construct arrangement with a local PNG contractor
- Deep Sea Tailings Disposal design has commenced and the associated bathymetric survey is at the point of being committed
- Additional earth moving equipment mobilised to site to facilitate completion of site access roads and commencement of plant site earth works

- *Financing*

  RMB Resources Limited ("Rand") was mandated to arrange a finance facility of up to US$25 million (if required). On the 10th April, 2006 Allied Gold Limited agreed and accepted the terms of a Credit Approved Project Finance Facility for the Simberi Oxide Gold Project.

  The facility is for loan funds of up to US$25 million plus a hedging facility of up to 250,000 ozs. The mandatory hedging component is approximately 150,000 ozs which represents 20% of the project mineable reserves and resources. The term of the loan is until 31 December 2011. The Company and RMB Resources Limited will now work together through the remaining conditions precedent including the preparation of full documentation. With the Company's current cash reserves and additional financing options for project plant and machinery, the project is expected to remain fully funded.

MINEABLE RESERVES AND MINERAL RESOURCES

Updated pit optimisations and pit designs were recently carried out by Golder Associates utilising gold price inputs of between USD$350 – USD$550 per ounce. In conjunction with recent drilling undertaken at Sorowar East and West there has been a significant increase in Ore Reserves and Mineral Resources scheduled for mining within designed pits from 666,000 contained ounces to 785,000 contained ounces. This has resulted in an increase in recovered ounces from 585,000 ounces to 692,000 ounces after application of process recoveries.

The latest Reserves and in-pit Resources at a gold price of USD$550 per ounce comprise, 14.87 Mt of Proven and Probable Reserves at a grade of 1.41g/t gold, and 2.90Mt of Inferred Resources within Designed Pits at a grade of 1.20g/t gold, for a total of 17.77Mt at 1.37g/t gold grade.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Managing Director

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

The information in this Stock Exchange Announcement that relates to results from the Studies "Capital Cost Estimate 2.0 Mtpa and Process Commentary" and "Capital Cost Estimate for a Ropecon Conveyor System", has been approved for release by Mr G Thomas of Intermet Engineering Pty Ltd.

Mr Thomas consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).